EXHIBIT 99.1

Crucell and GeneMax Enter PER.C6 License Agreement in Gene Delivery Field to Advance Clinical Trial

LEIDEN, Netherlands, August 12, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and US-based GeneMax Corp. (OTCBB:GMXX) (Frankfurt:GX1) today announced that they have entered a license agreement for Crucell's PER.C6(TM) cell line technology.

Under the terms of the agreement, GeneMax will use Crucell's PER.C6(tm) technology for research in the field of adenovirus-based gene delivery. GeneMax has also obtained an option for a non-exclusive commercial license to use PER.C6(tm) cells to manufacture and sell products in the field of gene delivery. Crucell will receive upfront and annual payments for the research license. If the research license is converted into a commercial license, Crucell will receive additional annual payments and royalties on future sales of PER.C6(TM)-derived products. Further financial details were not disclosed.

"This license represents an important building block in our program to move GeneMax's cancer vaccine into clinical trials. We perceive the Crucell vector to be the best available for delivering the TAP gene," said Ronald Handford, President & CEO of GeneMax.

"We signed the first PER.C6(tm) license in 1998. Since that time PER.C6(tm) has become the 'industry standard' in the area of adenovirus-based gene delivery. Currently, six PER.C6(tm)-based products are in clinical trials," commented Dinko Valerio, Crucell's President and CEO. "As interest in gene delivery rebounds, we believe new opportunities for future agreements will further strengthen PER.C6(tm)'s value to this industry."

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(tm) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. The company has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. Crucell is also developing a human and veterinary West Nile vaccine based on PER.C6(tm). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

About GeneMax

GeneMax Corp. is a biotechnology company specializing in the discovery and development of immunotherapeutics aimed at the treatment and eradication of cancer, and therapies for infectious diseases, autoimmune disorders and transplant tissue rejection. GeneMax's lead product, the TAP (Transporters Associated With Antigen Processing) cancer vaccine is an immunotherapy for many forms of cancer, including cancers of the lung, liver, kidney, head and neck, breast, prostate, and cervix, as well as colorectal cancer and melanoma. These cancers are characterized by defects in the cellular, antigen presentation pathway, which results in the cancers becoming invisible to the immune system. GeneMax's TAP vaccine increases the activity of the antigen presentation pathway thus providing sufficient information to the immune system to cause rejection and elimination of tumors from the body. GeneMax is headquartered in Blaine, WA, USA with operations in Vancouver, Canada. For more information visit www.genemax.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the pdf version of the press release please click on the following attachement:

http://reports.huginonline.com/913256/121268.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing, Communications Manager
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com

          GeneMax Corp.
          Marcus Johnson
          (866) 872-0077 or (360) 332-7734
          Fax: (360) 332-1643
          info@genemax.com